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SEC
Mail Processing
Section

MAR 1 2013

Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67942

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2012__ AND ENDING __12/31/12__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Solium Financial Services LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

50 Tice Boulevard   Suite A-18
(No. and Street)

Woodcliff Lake,   N.J.   07677
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte
(Name – if individual, state last, first, middle name)

700,850 - 2nd Street SW   Calgary,   Alberta   T2P 0S7   Canada
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

13014002

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12

OATH OR AFFIRMATION

I, ___Dominick Scianandre_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Solium Financial Services_____, as of ___December 31,_____, 20_12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____
Signature

President, CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Solium Financial Services LLC
Financial Statements
For the year ended December 31, 2012

SOLIUM FINANCIAL SERVICES LLC

December 31, 2012

Table of contents

Deloitte.

Deloitte LLP
700 Bankers Court
850 Second Street S.W.
Calgary AB T2P 0R8
Canada

Tel: (403) 267-1700
Fax: (587) 774-5379
www.deloitte.ca

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Solium Financial Services LLC:

We have audited the accompanying balance sheet of Solium Financial Services LLC (the "Company") as of December 31, 2012 and the related statements of operations and retained earnings, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule appearing on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This supplemental schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte LLP

Calgary, Canada
February 28, 2013

SOLIUM FINANCIAL SERVICES LLC

Balance Sheet
As at December 31, 2012
(Amounts in U.S. Dollars)

	2012 $		2011 $
ASSETS			
CURRENT			
Cash (Note 4)	523,513		730,635
Accounts receivable	147,753		44,274
	671,266		774,909
Due from related parties (Note 3)		100,106	259,706
	771,372		1,034,615
LIABILITIES			
CURRENT			
Accounts payable and accrued liabilities	5,047		10,250
		5,047	10,250
Due to related parties (Note 3)	264,936		-
		269,983	10,250
SHAREHOLDER'S EQUITY			
Share capital, 100 shares authorized and outstanding at December 31, 2012 (2011 - 100) (Note 7)		120,000	120,000
Retained earnings	381,389		904,365
	501,389		1,024,365
		771,372	1,034,615

The accompanying notes are an integral part of these financial statements. The financial statements were approved by the Sole Member of the LLC on February 28, 2013 and were signed on its behalf.

Sole Member of LLC   (signed) "Lynn Leong"

SOLIUM FINANCIAL SERVICES LLC

Statement of Operations and Retained Earnings
For the year ended December 31, 2012
(Amounts in U.S. Dollars)

	2012 $		2011 $
REVENUE			
Broker access and administration fees	**861,622**		612,452
OPERATING EXPENSES			
Salaries and wages	**75,000**		75,000
General and administrative	**29,662**		49,580
	104,662		124,580
INCOME BEFORE INCOME TAXES		**756,960**	487,872
Income tax expense	**264,936**		-
NET INCOME		**492,024**	487,872
RETAINED EARNINGS – BEGINNING OF YEAR	**904,365**		416,493
DIVIDENDS		**(1,015,000)**	-
RETAINED EARNINGS – END OF YEAR		**381,389**	904,365

The accompanying notes are an integral part of these financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statement of Cash Flows
For the year ended December 31, 2012
(Amounts in U.S. Dollars)

	2012 $	2011 $
CASH FLOWS RELATED TO		
THE FOLLOWING ACTIVITIES:		
OPERATING		
Net income	492,024	487,872
Changes in non-cash working capital (Note 5)	315,854	(118,657)
	807,878	369,215
FINANCING		
Dividends	(1,015,000)	-
	(1,015,000)	-
NET (DECREASE) INCREASE IN CASH	(207,122)	369,215
CASH, BEGINNING OF YEAR	730,635	361,420
CASH, END OF YEAR (Note 4)	523,513	730,635

The accompanying notes are an integral part of these financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statement of Changes in Shareholder's Equity
For the year ended December 31, 2012
(Amounts in U.S. Dollars)

	$
Shareholder's equity – December 31, 2010	536,493
Net income for year 2011	487,872
Shareholder's equity – December 31, 2011	1,024,365
Dividends	(1,015,000)
Net income for year 2012	492,024
Shareholder's equity – December 31, 2012	**501,389**

The accompanying notes are an integral part of these financial statements.

SOLIUM FINANCIAL SERVICES LLC

Statement of Changes in Liabilities Subordinate to Claims of General Creditors
For the year ended December 31, 2012
(Amounts in U.S. Dollars)

	$
Balance – December 31, 2010	-
Increases	-
Decreases	-
Balance – December 31, 2011	-
Increases	-
Decreases	-
Balance – December 31, 2012	-

Note: No liabilities subordinate to claims of general creditors existed at December 31, 2012 and 2011.

SOLIUM FINANCIAL SERVICES LLC

Notes to the Financial Statements
(Amounts in U.S. dollars, unless otherwise stated)
Year ended December 31, 2012

1. **BUSINESS ORGANIZATION**

   Solium Financial Services LLC ("SFS") is a Delaware limited liability company and was incorporated on May 7, 2008 in New Jersey. Effective December 2, 2008, the Company was granted membership as a Financial Industry Regulatory Authority (FINRA) member firm. The Company is a wholly-owned subsidiary of Solium Holdings USA Inc. ("Solium Holdings"). As an LLC, the Company does not have a Board of Directors but rather, its business and affairs are managed by Solium Holdings pursuant to the Company's Operating Agreement.

   The Company's primary source of revenue is derived from the access and administration fees earned through agreements with broker partners. The Company operates as a FINRA member and its officers are licensed with FINRA. As of December 31, 2012, all registration fees and required filings have been made to FINRA and related securities authorities.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of presentation
   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

   Financial statements
   The Company maintains it books and the accompanying financial statements have been prepared on the accrual basis of accounting.

   Cash and cash equivalents
   The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

   The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

   Revenue
   Revenue derived from sharing agreements with broker partners is recognized in the month the fees are earned and expenses are recognized when incurred.

   Income taxes
   Solium Holdings and its domestic subsidiaries, including SFS, file consolidated U.S. federal and state income tax returns. Based on the results of the consolidated group, income taxes for SFS for the year ended December 31, 2012 have been estimated at the blended USA federal and state income tax rate of 35%. The consolidated group had losses sufficient to offset net income from SFS in the year ended December 31, 2011, resulting in income taxes of $NIL for SFS for the year then ended.

   Recently issued pronouncement

   - In September 2011, the FASB issued an amendment to Topic 350, Intangibles – Goodwill and Other, to simplify how entities test goodwill for impairment. SFS did not have significant impact on its financial statements as a result on this pronouncement.

3. **DUE TO AND FROM RELATED PARTIES**

   Amounts due to and from related parties represent cash collected or paid on behalf of SFS by affiliated companies and thus are due to or from SFS, net of operating costs paid by affiliated companies on behalf of SFS and due back from SFS. There are no fixed repayment terms and interest is charged at the Applicable Federal Rate ("AFR") as published by the U.S. Internal Revenue Service.

SOLIUM FINANCIAL SERVICES LLC

Notes to the Financial Statements
(Amounts in U.S. dollars, unless otherwise stated)
Year ended December 31, 2012

4. NET CAPITAL

As at December 31, 2012, the Company's net capital is $253,530. The Company's excess net capital was $235,531 over the minimum requirements. Its Aggregated Indebtedness was $269,983 and its ratio of Aggregated Indebtedness to net capital was 106.49%%. This was computed pursuant to SEC Rule 15c3-1. Cash in the amount of $17,999 is restricted to maintain minimum net capital.

5. CHANGES IN NON-CASH WORKING CAPITAL

Changes in non-cash working capital items are detailed as follows:

	2012 $	2011 $
(Increase) decrease in accounts receivable	(103,479)	13,250
Decrease (increase) in due from related parties	159,600	(132,617)
(Decrease) increase in accounts payable	(5,203)	710
Increase in due to related parties	264,936	-
Changes in non-cash operating working capital	315,854	(118,657)

6. FINANCIAL INSTRUMENTS

Accounting principles generally accepted in the United States of America require that the Company disclose information about the fair value of its assets and liabilities. Fair value estimates are made at the balance sheet date based on relevant market information and information about the financial instrument.

Market price observability is impacted by a number of factors, including the type of asset or liability, the characteristics specific to the asset or liability, and the state of the marketplace (including the existence and transparency of transactions between market participants). Assets and liabilities with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Assets and liabilities recorded at fair value in the Company 's balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Quoted prices are available in active markets for identical assets and liabilities as of the reporting date. Quoted price for these assets and liabilities are not adjusted even in situations where a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - One or more significant pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity for the assets and liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

The Company's financial instruments are recorded at amortized cost. Their carrying amounts at year end approximate their fair values.

SOLIUM FINANCIAL SERVICES LLC

Notes to the Financial Statements
(Amounts in U.S. dollars, unless otherwise stated)
Year ended December 31, 2012

7.   **SHARE CAPITAL**

The Company has authorized an unlimited number of common shares.

Number	of Shares	Amount $
Issued - common shares		
Balance, December 31, 2011 and 2012	100	120,000

SOLIUM FINANCIAL SERVICES LLC

Statement of Net Capital
Pursuant to SEC Rule 15c3-1
As at December 31, 2012
(Amounts in U.S. dollars)

	2012 $	2011 $
Total assets	771,372	1,034,615
Less: Total liabilities	(269,983)	(10,250)
Net Worth	501,389	1,024,365
Less: Non-allocated assets	247,859	303,980
Net capital before haircuts	253,530	720,385
Less: Total haircut charges	-	-
Net Capital	253,530	720,385
Less: Required minimum net capital	(17,999)	(5,000)
Excess Net Capital	235,531	715,385
Aggregated Indebtedness	269,983	10,250
Aggregated Indebtedness to Net Capital	106.49%	1.42%

Deloitte.

Deloitte LLP
700 Bankers Court
850 Second Street S.W.
Calgary AB T2P 0R8
Canada

Tel: (403) 267-1700
Fax: (587) 774-5379
www.deloitte.ca

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5

To the Shareholder of
Solium Financial Services LLC:

In planning and performing our audit of the financial statements of Solium Financial Services LLC (the "Company"), as of and for the year ended December 31, 2012, (on which we issued our report dated February 28, 2013 and such report expressed an unqualified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this reporting, were adequate at December 31, 2012, to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Deloitte LLP

Calgary, Canada
February 28, 2013

Deloitte.

Deloitte LLP
700, 850 - 2nd Street S.W.
Calgary AB T2P 0R8
Canada

Tel: (403) 267-1700
Fax: (587) 774-5379
www.deloitte.ca

To the Shareholder of
Solium Financial Services LLC
50 Tice Blvd. Ste. A18
Woodcliff Lake NJ 07677-7658

Dear Sirs/Mesdames:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Solium Financial Services LLC ("SFS") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SFS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SFS's management is responsible for SFS's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte LLP

Calgary, Canada
February 28, 2013

Amended

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31,   , 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Solium Financial Services, LLC
50 Tice Boulevard
Suite A-18
Woodcliff Lake, NJ 07677

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominick Scianandre 201-476-9011

2. A. General Assessment (item 2e from page 2) $ 2154

   B. Less payment made with SIPC-6 filed (exclude interest)   (1892   )
   S948 SPIC-6 (7/26/12), S944 SIPC-7 (2/8/13)
   Date Paid

   C. Less prior overpayment applied   (   )

   D. Assessment balance due or (overpayment)   262

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 262

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 262

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Solium Financial Services, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 26 day of February , 20 13 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

Amended

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1_____, 20 12
and ending 12/31_____, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 861,622

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit
investment trust, from the sale of variable annuities, from the business of insurance, from investment
advisory services rendered to registered investment companies or insurance company separate
accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ 861,622

2e. General Assessment @ .0025 $ 2,154

(to page 1, line 2.A.)

2